Starcore International Mines Ltd.

Condensed Interim Consolidated Financial Statements

For the six months ended October 31, 2022

(Unaudited)

NOTICE TO READER OF THE UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

The unaudited condensed interim consolidated financial statements for the six months ended October 31, 2022 have been prepared by and are the responsibility of the Company’s management. These financial statements have not been reviewed or audited by the Company’s auditors.

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Starcore International Mines Ltd.

Condensed Interim Consolidated Statements of Financial Position
(in thousands of Canadian dollars) – (Unaudited)

	October 31,	April 30,
As at	2022	2022

Assets

Current
Cash and cash equivalents	$8,838	$8,818
Amounts receivable (note 3)	1,722	1,580
Inventory (note 4)	2,445	1,535
Prepaid expenses and advances	298	472
Investment (note 5)	369	492

Total Current Assets	13,672	12,897

Non-Current
Mining interest, plant and equipment (note 6)	30,290	29,820
Right-of-use assets (note 8)	583	894
Exploration and evaluation assets (note 7)	5,467	5,082
Deferred tax assets	3,304	3,348

Total Non-Current Assets	39,644	39,144

Total Assets	$53,316	$52,041

Liabilities

Current
Trade and other payables	$2,960	$3,126
Current portion of lease liability (note 8)	334	636

Total Current Liabilities	3,294	3,762

Non-Current
Rehabilitation and closure cost provision (note 9)	2,600	2,353
Lease liability (note 8)	278	262
Deferred tax liabilities	5,935	5,610

Total Non-Current Liabilities	8,813	8,225

Total Liabilities	$12,107	$ 11,987

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Starcore International Mines Ltd.

Condensed Interim Consolidated Statements of Financial Position
(in thousands of Canadian dollars) – (Unaudited)

	October 31,	April 30,
As at	2022	2022

Equity

Share capital (note 10)	$51,878	$50,725
Equity reserve	11,349	11,349
Foreign currency translation reserve	4,619	2,185
Accumulated deficit	(26,637)	(24,205)

Total Equity	41,209	40,054

Total Liabilities and Equity	$53,316	$52,041

Commitments (note 12)

Approved by the Directors:

“Robert Eadie” Director“Gary Arca”  Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Starcore International Mines Ltd.

Condensed Interim Consolidated Statements of Operations and Comprehensive Income
(in thousands of Canadian dollars except per share amounts) – (Unaudited)

	For the three months ended October 31,		For the six months ended October 31,
	2022	2021	2022	2021

Revenues
Mined ore	$4,812	$6,672	$11,562	$12,833

Cost of Sales
Mined ore	(3,998)	(4,461)	(8,714)	(8,277)
Depreciation and depletion	(946)	(845)	(1,933)	(1,626)

Total Cost of Sales	(4,944)	(5,306)	(10,647)	(9,903)

Earnings (loss) from mining operations	(132)	1,366	915	2,930

Financing costs	(40)	(43)	(89)	(87)
Foreign exchange gain (loss)	68	(441)	97	21
Management fees and salaries	(347)	(233)	(971)	(690)
Office and administration	(468)	(38)	(716)	(266)
Professional and consulting fees	(316)	(293)	(603)	(380)
Pre exploration costs	(50)	(15)	(51)	(25)
Shareholder relations	(141)	(159)	(365)	(285)
Transfer agent and regulatory fees	(40)	(18)	(72)	(38)

Earnings (loss) before taxes and other losses	(1,466)	126	(1,855)	1,180

Other Losses
Unrealized loss on investment (note 5)	(20)	(205)	(123)	(205)
Loss on Toiyabe (note 7)	-	-	-	(39)

Earnings (loss) before taxes	(1,486)	(79)	(1,978)	936

Income taxes
Current (expense)/recovery	(440)	-	(440)	-
Deferred (expense)/recovery	152	(239)	(14)	(319)

Earnings (loss) for the period	(1,774)	(318)	(2,432)	617

Other comprehensive income (loss)
Foreign currency translation differences	2,324	125	2,434	175

Comprehensive income (loss) for the period	$550	$(193)	$2	$792

Basic earnings (loss) per share (Note 14)	$(0.03)	$(0.00)	$(0.04)	$0.01

Diluted earnings (loss) per share (Note 14)	$(0.03)	$(0.00)	$(0.04)	$0.01

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Starcore International Mines Ltd.

Condensed Interim Consolidated Statements of Cash Flows
(in thousands of Canadian dollars except per share amounts) – (Unaudited)

For the six months ended October 31,	2022	2021

Cash provided by
Operating activities
Profit (loss) for the period	$(2,432)	$617
Unrealized loss on investment	123	205
Items not involving cash:
Depreciation and depletion (note 6 and 8)	2,127	1,702
Deferred Income tax expenses	14	319
Lease accretion (note 8)	32	36
Reclamation deposit write off		31
Rehabilitation and closure cost accretion (note 9)	100	77
Share-based payments (note 10)	(2)	24

Cash inflow from operating activities before working capital changes	(38)	3,011

Change in non-cash working capital items
Amounts receivable	(214)	(508)
Inventory	(980)	17
Prepaid expenses and advances	152	(82)
Trade and other payables	86	662

Cash inflow (outflow) from operating activities	(994)	3,100

Financing activities
Lease payment and accretion (note 8)	(351)	(256)
Share issuance (net)	1,153	-

Cash outflow from financing activities	802	(256)

Investing activities
Investment in exploration and evaluation assets (note 7)	(399)	(399)
Proceeds from reclamation deposit	-	134
Purchase of mining interest, plant and equipment (note 6)	(163)	(941)

Cash outflow from investing activities	(562)	(1,206)

Total increase in cash	(754)	1,638

Effect of foreign exchange rate changes on cash	774	(98)

Cash, beginning of period	8,818	4,392

Cash, end of period	$8,838	$5,932

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Starcore International Mines Ltd.

Condensed Interim Consolidated Statements of Changes in Equity for the periods ended October 31, 2022, 2021 and April 30, 2022

(In thousands of Canadian dollars except for number of shares) – (Unaudited)

				Foreign
	Number of			Currency
	Shares	Share	Equity	Translation	Accumulated
	Outstanding	Capital	Reserve	Reserve	Deficit	Total

Balance, April 30, 2021	49,646,851	$50,725	$11,349	$816	$(26,610)	$36,280

Foreign currency translation differences	-	-	-	175	-	175
Loss for the period	-	-	-	-	617	617

Balance, October 31, 2021	49,646,851	$50,725	$11,349	$991	$(25,993)	$37,072

Foreign currency translation differences	-	-	-	1,194	-	1,194
Loss for the period	-	-	-	-	1,788	1,788

Balance, April 30, 2022	49,646,851	$50,725	$11,349	$2,185	$(24,205)	$40,054

Private Placement at $0.20 per Unit (warrants at $0.30)	6,000,000	1,200	-	-	-	1,200
Share issue costs		(47)	-	-	-	(47)
Foreign currency translation differences	-	-	-	2,434	-	2,434
Loss for the period	-	-	-	-	(2,432)	(2,432)

Balance, October 31, 2022	55,646,851	$51,878	$11,349	$4,619	$(26,637)	$41,209

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Starcore International Mines Ltd.

Notes to the Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated)

October 31, 2022

1.	Corporate information

Starcore International Mines Ltd. is the parent company of its consolidated group (the “Company” or “Starcore”) and was incorporated in Canada with its head office located at Suite 750 – 580 Hornby Street, Vancouver, British Columbia, V6C 3B6.

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiary, Compañia Minera Peña de Bernal, S.A. de C.V. (“Bernal”), which owns the San Martin mine in Queretaro, Mexico. The Company is also engaged in acquiring mining related operating assets and exploration assets in North America directly and through corporate acquisitions.

2.	Basis of preparation

a)	Statement of compliance

These unaudited condensed interim consolidated financial statements for the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements, for the six month period ended October 31, 2022, have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, and do not include all the information required for full annual financial statement.

These condensed interim financial statements should be read in conjunction with the Company’s October 31, 2022 audited annual financial statements. The financial statements were authorized for issue by the Board of Directors on December 13, 2022.

b)	Basis of measurement

The unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except certain financial instruments, which are measured at fair value, as explained in the Company’s accounting policies discussed in note 3 of the Company’s April 30, 2022 audited annual financial statements. These financial statements have been prepared using the accrual basis of accounting except for cash flow information. The unaudited condensed interim consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency, and all values are rounded to the nearest thousand dollars, unless otherwise indicated.

The preparation of unaudited condensed interim consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4 of the Company’s April 30, 2022 audited annual financial statements.

c)	Basis of consolidation

These unaudited condensed interim consolidated financial statements include the accounts of the Company and all of its subsidiaries, which are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposal or loss of control. The Company’s wholly-owned subsidiary Bernal, along with various other subsidiaries, carry out their operations in Mexico and in Canada.

All intra-group transactions, balances, income and expenses are eliminated, in full, on consolidation.

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

October 31, 2022

3.	Amounts receivable

	October 31, 2022	April 30, 2022

Taxes receivable	$1,384	$1,113
Trades receivable	147	315
Other	191	152
	$1,722	$1,580

4.	Inventory

	October 31, 2022	April 30, 2022

Carrying value of inventory:
Doré	$1,251	$353
Goods in transit	25	42
Work-in-process	123	80
Stockpile	6	14
Supplies	1,040	1,046
	$2,445	$1,535

5.	Investment

Marketable securities at October 31, 2022 consists of a FVTPL investment in Westward Gold Inc. (“WG”). At October 31, 2022, the Company held 4,100,000 common shares valued at $0.09 for $369 representing a $123 unrealized loss for the period (April 30, 2022 - $492). The fair value of WG has been determined by reference to published price quotations in an active market.

While the Company will seek to maximize the proceeds it receives from the sale of its WG Shares, there is no assurance as to the timing of disposition or the amount that will be realized.

6.	Mining interest, plant and equipment

	Mining Interest	Plant and Equipment Mining	Corporate Office Equipment	Total

Cost

Balance, April 30, 2021	$ 65,501	$ 23,957	$ 725	$ 90,183
Increase in ARO provision	195	-	-	195
Additions	621	1,210	15	1,846
Effect of foreign exchange	3,117	1,251	-	4,368

Balance, April 30, 2022	69,434	26,418	740	96,592
Additions	266	126	90	482
Leases	(319)	-	-	(319)
Effect of foreign exchange	4,535	2,184	-	6,719
Balance, October 31, 2022	$73,916	$28,728	$830	$103,474

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

October 31, 2022

6.	Mining interest, plant and equipment – (cont’d)

Depreciation:

Balance, April 30, 2021	$ (42,664)	$ (17,407)	$ (708)	$ (60,779)
Depreciation for the year	(1,063)	(1,750)	(10)	(2,823)
Effect of foreign exchange	(2,298)	(872)	-	(3,170)

Balance, April 30, 2022	(46,025)	(20,029)	(718)	(66,772)
Depreciation for the period	(654)	(1,118)	(11)	(1,783)
Effect of foreign exchange	(3,272)	(1,357)	-	(4,629)
Balance, October 31, 2022	$(49,951)	$(22,504)	$(729)	$(73,184)
Carrying amounts:

Balance, April 30, 2022	$23,409	$6,389	$22	$29,820
Balance, October 31, 2022	$23,965	$6,224	$101	$30,290

San Martin

The Company’s mining interest, plant and equipment pertain to gold and silver extraction and processing through its San Martin mine in Mexico.

7.	Exploration and evaluation assets

a)	Creston Moly (“Creston”) properties

The Company has acquired the rights to the following exploration properties:

i)	El Creston Project, Mexico

The Company acquired a 100% interest in mineral claims known as the El Creston molybdenum property located northeast of Hermosillo, State of Sonora, Mexico, which has completed a Preliminary Economic Assessment on the property based on zones of porphyry-style molybdenum (“Mo”)/copper (“Cu”) mineralization. The mineral concessions are subject to a 3% net profits interest.

During the year ended April 30, 2022, the Company acquired additional claims from Minera Teocuitla SA de CV of Hermosillo, Sonora, Mexico. The Teocuitla claims are located in Opodepe, Sonora, Mexico beside the El Creston claim in the northwest part of the El Creston property.

ii)	Ajax Project, Canada

The Company acquired a 100% interest in mineral claims known as the Ajax molybdenum property located in B.C.

iii)	Scottie Claims Royalty, Canada

The Company acquired a 3% NSR in the Scottie gold claims located in B.C. During the year ended April 30, 2022, the Company sold its 3% NSR to Scottie Resources Corp. for $1,600. As the Scottie gold claims had a net book value of $nil, the full amount is shown as a gain on the consolidated statement of operations and comprehensive income (loss) for the year ended April 30, 2022.

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

October 31, 2022

7.Exploration and evaluation assets – (cont’d)

b)	American Consolidated Minerals (“AJC”) properties

Toiyabe, U.S.A

The Company had the rights to a 100% undivided interest in the Toiyabe Gold Project (“Toiyabe”), located in Lander County, Nevada, United States of America. During the year ended April 30, 2021, the Company entered into a binding agreement with WG for the assignment of the Company’s option to acquire a 100% interest in Toiyabe from the optionor. The Company transferred all of its rights and WG assumed all property claim and maintenance payments and all obligations under the current option agreement with the optionor. As consideration for the transfer, WG made payments of US$150,000 in cash and 4,100,000 common shares in the capital of WG. The WG shares were valued at fair market value at date of issue of $0.19 per share (see note 5) and are now free trading after a contractual escrow period of twelve (12) months. The consideration received in cash and shares was valued at $966 and, as a result, the Company recorded a loss on Toiyabe of $1,116, in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ending April 30, 2021. During the year ended April 30, 2022, the Company realized a loss of $39 attributable to the disposal of a reclamation bond associated with Toiyabe.

	Creston Properties	AJAX Properties	Total
Acquisition costs:
Balance, April 30, 2021, April 30 2022 and October 31, 2021	$2,001	-	$2,001
Exploration costs:
Balance, April 30, 2021	$2,087	$-	$2,087
Maintenance	491	-	491
Drilling costs	353	-	353
Foreign Exchange	$89	61	150
Balance, April 30, 2022	$3,020	$61	$3,081
Maintenance	175	16	191
Exploration	192	16	208
Foreign Exchange	(14)	-	(14)
Balance, October 31, 2022	$3,373	93	$3,466
Total Exploration and evaluation assets
Balance, April 30, 2022	$5,021	$61	$5,082
Balance, October 31, 2022	$5,374	$93	$5,467

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

October 31, 2022

8.	Leases

Lease liabilities have been measured by discounting future lease payments at the incremental borrowing rate of 8% per annum and represents the Company's best estimate of the rate of interest that it would expect to pay to borrow, on a collateralized basis, over a similar term, an amount equal to the lease payments in the current economic environment. The Company recognized lease liabilities in relation its head office in Canada and machinery in Mexico. The following is a reconciliation of the changes in the lease liabilities and assets:

	Starcore	Bernal	Total
Opening balance, April 30, 2021	$223	$724	$947
Lease accretion	16	65	81
Move to short term liability	-	440	440
Payments	(66)	(545)	(611)
Foreign exchange	-	41	41
Long term lease liabilities, April 30, 2022	173	725	898
Lease accretion	7	25	32
Payments	(32)	(319)	(351)
Foreign exchange	-	33	33
Lease liability, October 31, 2022	$148	$464	$612

	Office	Mining Equipment	Total
Lease asset, April 30, 2021	$208	$771	$979
Amortization	(52)	(595)	(647)
Additions	-	518	518
Foreign exchange	-	44	44
Lease asset, April 30, 2022	156	738	894
Amortization	(26)	(318)	(344)
Foreign exchange	-	33	33
Lease asset, October 31, 2022	$130	$453	$583

9.	Rehabilitation and closure cost provision

The Company’s asset retirement obligations consist of reclamation and closure costs for the mine. At October 31, 2022, the present value of obligations is estimated at $2,600 (April 30, 2022 - $2,353) based on expected undiscounted cash-flows at the end of the mine life of $4,282 (April 30, 2022 - $2,652), which is calculated annually over 5 to 10 years. Such liability was determined using a discount rate of 10% (April 30, 2022 – 10%) and an inflation rate of 7.65% (April 30, 2022 – 7.65%).

Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, closing portals to underground mining areas and other costs. Changes to the reclamation and closure cost balance during the period are as follows:

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

October 31, 2022

9.Rehabilitation and closure cost provision – (cont’d)

	October 31, 2022	April 30, 2022

Balance, beginning of period	$2,353	$1,952
Accretion expense	100	160
Increase in provision	-	195
Foreign exchange fluctuation	147	46

Balance, end of period	$2,600	$2,353

10.	Share capital

a)	Common shares

The Company is authorized to issue an unlimited number of common shares, issuable in series. The holders of common shares are entitled to one vote per share at meetings of the Company and to receive dividends, which may be declared from time-to-time. All shares are ranked equally with regard to the Company’s residual assets.

During the period ending October 31, 2022, the Company completed a non-brokered private placement for $1,200,000 upon the issuance of 6,000,000 units (the “Units”) at a price of $0.20 per Unit.  Each Unit is comprised of one common share of the Company and one-half of one transferable common share purchase warrant (the “Warrants”), each whole Warrant exercisable for a period of four years from the date of issue to purchase one common share of the Company at a price of $0.30 per share, provided that, if after the expiry of all resale restrictions, the closing price of the Company’s shares is equal to or greater than $0.40 per share for 20 consecutive trading days, the Company may, by notice to the Warrant holders reduce the remaining exercise period of the Warrants to not less than 30 days following the date of such notice.

The Company paid $47,000 as a finder’s fee for the portion of the financing attributable to the finder’s efforts. All of the securities issued pursuant to this private placement will have a hold period expiring four months plus one day after the closing date.

b)	Warrants

A summary of the Company’s outstanding share purchase warrants at October 31, 2022 and April 30, 2022 and the changes during the period ended is presented below:

	Number of warrants	Weighted average exercise price

Outstanding at April 30, 2021	3,250,000	$0.21
Expired	(3,250,000)	0.21
Outstanding at April 30, 2022	-	-
Granted	3,000,000	0.30

Outstanding at October 31, 2022	3,000,000	$ 0.30

During the year ending April 30, 2022, no new warrants were issued and 3,250,000 warrants expired unexercised. During the period ending October 31, 2022, 3,000,000 warrants were issued.

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

October 31, 2022

10.	Share capital – (cont’d)

c)	Share-based payments

The Company, in accordance with the policies of the Toronto Stock Exchange (“TSX”), was previously authorized to grant options to directors, officers, and employees to acquire up to 20% of the amount of stock outstanding. In January 2014, the Company’s shareholders voted to cancel the Company’s option plan and, as a result, the Company’s Board of Directors have not grant further options and there were no options outstanding, for the periods ending October 31 2022, April 30, 2022 and April 30, 2021.

Effective August 1, 2016, The Board of Directors approved the adoption of a Restricted Share Unit and Deferred Share Unit Plan (the “RSU/DSU Plan”). Although the RSU/DSU Plan is share-based, all vested RSUs and DSUs will be settled in cash. No common shares will be issued. The Company may issue no more than the equivalent of 20% of its issued and outstanding common shares as RSU/DSU share incentives.

d)	Deferred Share Units (“DSU”) & Restricted Share Units (“RSU”)

RSU

The RSU plan is for eligible members of the Board of Directors, eligible employees and eligible contractors. The RSUs vest over a period of three years from the date of grant, vesting as to one-third each year from date of grant. In addition to the vesting period, the Company has also set Performance Conditions that will accompany vested RSUs. The Performance Conditions to be met are established by the Board at the time of grant of the RSU. RSUs that are permitted to be carried over to the succeeding years shall expire no later than the third calendar year after the year in which the RSUs have been granted and will be terminated to the extent the performance objectives or other vesting criteria have not been met. The RSU share plan transactions during the year were as follows:

Units
Outstanding at April 30, 2021	-
Granted	1,655,000
Outstanding at April 30, 2022 and October 31, 2022	1,655,000

1,655,000 RSU’s were granted in the year ended April 30, 2022. The RSU’s have been valued at fair value of $0.14 per share as at October 31, 2022, and the total fair value of this liability is recorded at $71 (April 30, 2022 - $53) under Trades and Other Payables on the Statements of Financial Position.

DSU

The Company introduced a DSU plan for eligible directors. The DSUs are paid in full in the form of a lump sum payment no later than December 31st of the calendar year immediately following the calendar year of termination of service. DSU Awards going forward will vest on each anniversary date of the grant over a period of 3 years. The DSU share plan transactions during the period were as follows:

Units
Outstanding at April 30, 2021 Granted	800,000 1,725,000
Outstanding at April 30, 2022 and October 31, 2022	2,525,000

Based on the fair value at October 31, 2022 of $0.14 (2022 - $0.21) per share, the Company has recorded a liability of $260 (April 30, 2022 - $279) under Trades and Other Payable on the Statement of Financial Position. 1,725,000 DSU’s were granted in the year ended April 30, 2022.

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

October 31, 2022

11.	Financial instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Cash and investments are carried at fair value. There are no material differences between the carrying values and the fair values of any other financial assets or liabilities due to their short term nature. In the normal course of business, the Company’s assets, liabilities and future transactions are impacted by various market risks, including currency risks associated with inventory, revenues, cost of sales, capital expenditures, interest earned on cash and the interest rate risk associated with floating rate debt.

a)	Currency risk

Currency risk is the risk to the Company's earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

A 10% increase or decrease in the US dollar exchange may increase or decrease comprehensive income (loss) by approximately $167. A 10% increase or decrease in the MXN$ exchange rate will decrease or increase comprehensive income (loss) by approximately $69.

b)	Interest rate risk

The Company’s cash earns interest at variable interest rates. While fluctuations in market rates do not have a material impact on the fair value of the Company’s cash flows, future cash flows may be affected by interest rate fluctuations. The Company is not significantly exposed to interest rate fluctuations and interest rate risk consists of two components:

i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

ii)	To the extent that changes in prevailing market interest rates differ from the interest rates in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

c)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The  Company’s maximum exposure to credit risk is with respect to its cash and account receivable, the balance of which at October 31, 2022 is $8,838 (April 30, 2022 - $10,398).

Cash of $527 (April 30, 2022 - $1,105) are held at a Mexican financial institution, cash of $6,507 (April 30, 2022 – $5,490) is held in US dollars at Canadian financial institutions and the remainder of $1,804 (April 30, 2022 - $2,223) are held at chartered Canadian financial institutions; the Company is exposed to the risks of those financial institutions. The taxes receivable are comprised of Mexican VAT taxes receivable of $1,355 (April 30, 2022 - $1,085) and GST receivable of $29 (April 30, 2022 - $28), which are subject to review by the respective tax authority. Trade receivables include $147 due from one customer.

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

October 31, 2022

11.	Financial instruments – (cont’d)

d)	Liquidity risk

Liquidity risk arises from the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements. The Company accomplishes this by achieving profitable operations and maintaining sufficient cash reserves. As at October 31, 2022, the Company was holding cash of $8,838 (April 30, 2022- $8,818).

Obligations due within twelve months of October 31,	2022	2023	2024	2025 and beyond
Trade and other payables	$2,960	$-	$-	$ -
Reclamation and closure obligations	$-	$-	$-	$4,282
Leases liability	$288	$205	$38	$-

The Company’s trade and other payables are due in the short term. Long-term obligations include the Company’s reclamation and closure cost obligations, other long-term liabilities and deferred income taxes. Management believes that profits generated from the mine and periodic financing will be sufficient to meet its financial obligations.

e)	Commodity risk

Mineral prices and marketability fluctuate and any decline in mineral prices may have a negative effect on the Company. Mineral prices, particularly gold and silver prices, have fluctuated widely in recent years. The marketability and price of minerals which may be produced and sold by the Company will be affected by numerous factors beyond the control of the Company. These other factors include delivery uncertainties related to the proximity of its resources to processing facilities and extensive government regulations related to price, taxes, royalties, allowable production land tenure, the import and export of minerals and many other aspects of the mining business. Declines in mineral prices may have a negative effect on the Company. A 10% decrease or increase in metal prices may result in a decrease or increase of $1,156 in revenue.

12.	Commitments and related party transactions

Except as disclosed elsewhere in these consolidated financial statements, the Company has the following commitments outstanding at October 31, 2022:

a.

The Company has a land rental commitment with respect to the land at the mine site, for $132 per year which is currently being renegotiated. The Company also has ongoing concession commitments on the mine site and on exploration and evaluation assets of approximately $750 per year.

b.	The Company has management contracts to officers and directors totaling $600 and US$315 per year, payable monthly, expiring in April 2024 and US$400 per year until December 2023.

Starcore International Mines Ltd.

Notes to the Condensed Interim Consolidated Financial Statements
(in thousands of Canadian dollars unless otherwise stated) - Unaudited

October 31, 2022

13.	Capital disclosures

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company considers the items included in the consolidated statements of changes in equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements and there were no changes to the capital management in the period ended October 31, 2022.

14.	Earnings per share

The Company calculates the basic and diluted income per common share using the weighted average number of common shares outstanding during each period and the diluted income per share assumes that the outstanding vested stock options and share purchase warrants had been exercised at the beginning of the period. As at October 31, 2022 and 2021, all warrants outstanding were excluded in the dilutive weighted average shares outstanding as they were anti-dilutive. The denominator for the calculation of income per share, being the weighted average number of common shares, is calculated as follows:

For the period ended October 31,	2022	2021

Issued common share, beginning of period	49,646,851	49,646,851
Weighted average issuances	4,750,685	-
Diluted weighted average common shares	54,397,536	49,646,851

15.	Segmented information

During the period ended October 31, 2022, the Company earned all of its revenues from one customer. As at October 31, 2022, the Company does not consider itself to be economically dependent on this customer as transactions with this party can be easily replaced by transactions with other parties on similar terms and conditions. The balance owing from this customer on October 31, 2022 was $147 (April 30, 2022 - $315). The Company operates in one segment, the revenue is from gold and silver mining generated in Mexico.